The Re-Wilding Project, Inc.

FINANCIAL STATEMENTS

December 31, 2022 and 2021

TABLE OF CONTENTS



GORDON & GORDON

A LIMITED LIABILITY PARTNERSHIP

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The Re-Wilding Project, Inc.
Calabasas, California

We have reviewed the accompanying financial statements of The Re-Wilding Project, Inc. (fka Reservoir, LLC), which comprise the balance sheets as of December 31, 2022 and December 31, 2021, and the related statements of income, member capital and accumulated deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to managements' financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of The Re-Wilding Project, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based upon our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Gordon + Gordon, LLP.

Gordon & Gordon, LLP
Encino, California

June 19, 2023

G&G

CERTIFIED PUBLIC ACCOUNTANTS

15760 VENTURA BLVD., SUITE 1040   ENCINO, CA 91436   T. 818 990 2242   F. 818 990 3609   WWW.GORDONCPAS.COM

THE RE-WILDING PROJECT, INC.
(fka Reservoir, LLC)
BALANCE SHEET

ASSETS

	December 31, 2022	December 31, 2021
CURRENT ASSETS		
Cash	$ 343	$ 1,001
Total Current Assets	343	1,001
Total Assets	$ 343	$ 1,001

LIABILITIES AND EQUITY

	December 31, 2022	December 31, 2021
CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	$ 31,913	$ -
Taxes Payable	1,600	800
Total Current Liabilities	33,513	800
EQUITY		
Common Stock, $0.00001 par value, 10 million shares authorized, 8 million shares issued and outstanding	80	-
Additional Paid-In Capital	90,917	-
Members' Capital	-	34,927
Accumulated Deficit	(124,167)	(34,726)
Total Shareholder & Member Equity/(Deficit)	(33,170)	201
Total Liabilities and Equity	$ 343	$ 1,001

See accompanying notes and independent accountants' review report.

THE RE-WILDING PROJECT, INC.
(fka Reservoir, LLC)
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2022	2021
Gross Income:		
Income	$ -	$ -
Total Income	-	
Operating Expenses:		
Professional Fees	40,166	7,500
Research & Development	22,500	17,993
General and Administrative	25,975	8,433
Total Operating Expenses	88,641	33,926
Net Operating Loss	$ (88,641)	$ (33,926)
Other Income and (Expenses)		
Taxes	(800)	(800)
Net Loss	$ (89,441)	$ (34,726)

See accompanying notes and independent accountants' review report.

THE RE-WILDING PROJECT, INC.
(fka Reservoir, LLC)
STATEMENT OF MEMBER CAPITAL AND ACCUMLATED DEFICIT
FOR THE YEARS ENDED DECEMBER 31,

	2022	2021
Member Capital - Beginning	34,927	3,546
Capital Contributions	56,070	31,381
LLC members' interest converted to Common Stock	(90,997)	-
Member Capital - Ending	-	34,927
Accumulated Deficit - Beginning	(34,726)	-
Current Period Loss	(89,441)	(34,726)
Accumulated Deficit - Ending	(124,167)	(34,726)

See accompanying notes and independent accountants' review report.

THE RE-WILDING PROJECT, INC.
(fka Reservoir, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2022	2021
Cash Flows from Operating Activities		
Net loss	$ (89,441)	$ (34,726)
Adjustments to reconcile net income to cash used by operating activities:		
Increases / (Decreases) in:		
Accounts Payable and Accrued Expenses	31,913	
Income Taxes Payable	800	800
Net cash used by operating activities	(56,728)	(33,926)
Cash Flows from Financing Activities		
Capital Contributions	56,070	31,382
Net cash provided by financing activities	56,070	31,382
Net decrease in cash and cash equivalents	(658)	(2,544)
Cash and cash equivalents at beginning of year	1,001	3,545
Cash and cash equivalents at end of year	$ 343	$ 1,001
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$ -	$ -
Income Taxes	$ -	$ -

See accompanying notes and independent accountants' review report.

1 Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Re-Wilding Project, Inc. ("Company"), a Delaware public benefit corporation, was originally formed in June 2020 as Reservoir, LLC ("Reservoir"), a California limited liability company, to manufacture and distribute home cleaning products made with sustainable and biodegradable ingredients.

In November 2022, the members of Reservoir approved a conversion of their member interests in Reservoir to common stock of the Company.

Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company will have revenue from product sales and will recognize revenue upon shipment of inventory. The Company had no sales for the years ended December 31, 2022, and 2021.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash and interest bearing deposits. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Cash Flow Information

The Company had noncash financing transactions relating to the conversion of the Company from an LLC to a public benefit corporation.

Common Stock: $80
Additional Paid-In Capital $90,917
Member Capital Accounts: <$90,997>

1 Nature of Operations and Summary of Significant Accounting Policies (cont.)

Income Tax
The Company, through November 2022 was treated as a Limited Liability taxed as a partnership and the members of the LLC are taxed on their proportionate share of the Company's taxable income. However, California imposes a minimum $800 tax for each year. For December 2022 the Company is taxed as a corporation and management has there are no material deferred tax assets or liability for that period. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

2 Related Party Transactions

Capital Contributions
During the year ended 2022, members contributed $56,070 to the Company by either cash deposits to the Company or by directly paying expenses on behalf of the Company.

During the year ended 2021, members contributed $31,382 to the Company by either cash deposits to the Company or by directly paying expenses on behalf of the Company.

3 Conversion to Public Benefit Corporation

During November 2022, the members of Reservoir approved a conversion of their member interests in Reservoir to common stock of the Company. The member interests were converted to 8 million shares of common stock.

In January 2023, the Company issued common stock to a third party amounting to 20% of outstanding shares for compensation.

4 Subsequent Events

Management has evaluated subsequent events through June 19, 2023, which is the date the financial statements were available to be issued.
In January 2023, the Company issued additional common shares for compensation as noted in Note 3.